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SEC 09056645 MMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~29671~~ 66185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 AND ENDING DECEMBER 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

GWN SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

11440 NORTH JOG ROAD

PALM BEACH GARDENS,	**FLORIDA**	**33418**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY RITTMAN **(561) 472 - 2048**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SEC
Mail Processing
Section

FEB 25 2009

Washington, DC
100

3/24

OATH OR AFFIRMATION

I, *DENIS WALSH,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GWN SECURITIES INC., as of DECEMBER 31, 2008,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

President
Title

X ____________________
Notary Public

MARIA J MONTEIRO-CHILDE
Notary Public - State of Florida
My Commission Expires Oct 7, 2012
Commission # DD 796234
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condtion with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

I, ***DENIS WALSH,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

GWN SECURITIES, INC., as of **DECEMBER 31, 2008,**

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

(Notary Public)

MARIA J. MONTEIRO-CHILDE
Notary Public - State of Florida
My Commission Expires Oct 7, 2012
Commission # DD 796234
Bonded Through National Notary Assn.

GWN SECURITIES, INC.

(A Wholly Owned Subsidiary of World Investment Network, Inc.)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents	$ 953,422	$ 776,415
Commissions receivable	815,435	1,201,475
Deposit with clearing broker	25,000	25,000
Prepaid expenses	9,727	6,028
Equipment - net of accumulated depreciation of $49,055 and $40,044 (Note 2(e))	29,176	9,651
Deferred tax asset, net	142,426	154,146
Total assets	$ 1,975,186	$ 2,172,715
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Commissions payable	$ 738,542	$ 1,012,122
Accounts payable and accrued expenses	377,401	349,157
Deferred lease incentive	29,543	65,459
Management fee payable to affiliate	24,343	66,093
Income tax payable to the Parent	62,267	57,911
Total liabilities	1,232,096	1,550,742
Commitments and contingencies (Notes 5 and 6)		
Stockholders' Equity (Note 7)		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	636,273	636,273
Retained earnings (accumulated deficit)	106,816	(14,301)
Total stockholders' equity	743,090	621,973
Total liabilities and stockholders' equity	$ 1,975,186	$ 2,172,715

The accompanying notes are an integral part of this statement.

GWN SECURITIES, INC
(A Wholly Owned Subsidiary of World Investment Network, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Note 1- Nature of Business

GWN Securities, Inc (The "Company") is a registered broker/dealer and investment advisor and a member firm of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue and Expense Recognition***
Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes enactment date.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) ***Depreciation and Amortization***
Equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life, which is three years. Total depreciation for the years ended December 31, 2008 and 2007 was $9,011 and $8,610 respectively.

Note 3 - Related Party Transactions

The Company paid $82,296 and $164,592 for each of the years ended December 31, 2008 and 2007 respectively, for rent to the parent. The lease is month - to-month and may be canceled at any time.

The Company has a management agreement with an affiliate for management services. Amounts expensed under the agreement totaled $391,005 and $916,466 for the years ended December 31, 2008 and 2007, respectively.

Note 4- Income Taxes

Income tax expense (benefit) attributable to income (loss) from the operations consists of:

Years ended December 31, 2008:	Current	Deferred	Total
U.S. Federal	$ 53,166	$ 10,007	$ 63,173
State and local	9,101	1,713	10,814
	$ 62,267	$ 11,720	$ 73,987

Years ended December 31, 2007:	Current	Deferred	Total
U.S. Federal	$ 13,461	$ (10,046)	$ 3,415
State and local	2,304	(1,720)	584
	$ 15,765	$ (11,766)	$ 3,999

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

	2008	2007
Tax expense at statutory federal income tax rate	$ 66,336	$ 3,973
State income taxes, net of federal benefit	7,137	470
Other	514	(444)
	$ 73,987	$ 3,999

Note 4- Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2008 and 2007 were as follows:

	2008	2007
Deferred tax assets:		
Accrued expenses	$ 6,586	$ 18,251
Deferred revenue	128,243	110,030
Deferred lease incentive	11,117	24,632
Depreciation	-	1,233
Total deferred tax assets	145,946	154,146
Less valuation allowances	-	-
	145,946	154,146
Deferred tax liability:		
Depreciation	3,520	-
Total deferred tax liability	3,520	-
Net deferred tax asset	$ 142,426	$ 154,146

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Note 5 - Commitments and Contingencies

Litigation
The Company, in normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $522,879, which was $440,740 in excess of its required net capital of $82,139. The Company's net capital ratio was 235.64%.

A copy of the Firm's statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
GWN Securities, Inc.
11440 North Jog Road
Palm Beach Gardens, FL 33418

Gentlemen:

We have audited the accompanying statement of financial condition of GWN Securities, Inc. (A wholly owned subsidiary of World Investment Network, Inc.) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The financial statement of GWN Securities, Inc. for the year ended December 31, 2007 was audited by other auditors, whose report dated February 26, 2008, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GWN Securities, Inc. (A wholly owned subsidiary of World Investment Network, Inc.) as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY & FL)

New York, NY
February 6, 2009

GWN SECURITIES, INC
(A Wholly Owned Subsidiary of World Investment Network, Inc.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008